Putnam Short Term Investment Fund, July 31, 2014, annual report

Because the electronic format for filing Form NSAR does not provide adequate space for responding to certain items correctly, the correct answers are as follows:

61

Additional Information About Minimum Required Investment

Shareholders can open a fund account with as little as $500 and make subsequent investments in any amount. The minimum investment is waived if you make regular investments weekly, semi-monthly, or monthly through automatic deductions through your bank checking or savings account. Currently, Putnam is waiving the minimum, but reserves the right to reject initial investments under the minimum.

63

Although this is a fixed-income fund, Putnam Management does not calculate an average maturity for this fund.

72U

The figure entered in response to this question is the amortization of offering costs expense for the period. The offering costs have been fully amortized over a 12 month period as of February 19, 2014 in accordance with Statement of Position 98-5, Reporting on the Costs of Start-Up Activities.


85B

Additional Information About Errors and Omissions Policy

While no claims with respect to the Registrant/Series were filed under such policy during the period, requests under such policy for reimbursement of legal expenses and costs arising out of claims of market timing activity in the Putnam Funds have been submitted by the investment manager of the Registrant/Series.